Filed by RMR Real Estate Income Fund

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: RMR Real Estate Income Fund

Commission File No. 811-22234

400 Centre Street, Newton, MA 02458-2076	tel: (617) 332-9530 fax: (617) 796-8376

FOR IMMEDIATE RELEASE
Contacts:
Timothy A. Bonang, Director of Investor Relations, or
Carlynn Finn, Manager of Investor Relations
(617) 796-8253
www.rmrfunds.com

RMR Dividend Capture Fund Completes Reorganization
with RMR Real Estate Income Fund

Newton, MA (June 23, 2009):  After the close of business on Monday, June 22, 2009, RMR Dividend Capture Fund (NYSE Amex: RCR) was reorganized into RMR Real Estate Income Fund (NYSE Amex: RIF).

On Monday, June 22, 2009, the closing net asset value per share (“NAV”) of common stock for RCR was $2.03 and for RIF was $16.55.  Since the reorganization was based on the relative NAVs of these funds, the reorganization conversion ratio resulted in RCR common shareholders receiving 0.123 shares of RIF common stock for each share of RCR common stock they previously held.  Common shareholders of RCR may receive fractional shares in connection with the reorganization.  RCR will not pay a final cash distribution.

RMR Real Estate Income Fund trades on the NYSE Amex using the ticker symbol “RIF”.  Beginning today, RIF’s NAV will be reported under the ticker “XRIFX”.

As a result of the reorganization, preferred shareholders of RCR received an equivalent number of shares of a new series of RIF preferred stock, “Series F”.  The auction date, rate period, dividend payment date and liquidation preference per share of the RIF preferred stock, Series F, received by RCR preferred shareholders in the reorganization is the same as the RCR preferred stock, Series F, that RCR preferred shareholders exchanged in the reorganization.

The CUSIP numbers of the RIF common stock and preferred stock are different from the CUSIP numbers of the RCR common stock and preferred stock, respectively.  RIF’s common stock CUSIP number is 74964K609 and RIF’s preferred stock, Series F, CUSIP number is 74964K104.

The existing common shares and preferred shares of RCR will be cancelled and the fund will be dissolved under applicable state law as soon as practicable.

Also, as previously announced, subject to the satisfaction of certain conditions set forth in the Agreement and Plan of Reorganization, the reorganization of RMR Preferred Dividend Fund (NYSE Amex: RDR) with RIF is currently expected to close after the end of business on Tuesday, June 23, 2009.

Details of the common share conversion and dividend payment amount, if any, will be determined after the end of business on Tuesday, June 23, 2009 and will be announced by press release prior to the beginning of trading on the NYSE Amex on Wednesday, June 24, 2009.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the RMR Funds, including RIF, the surviving fund in the reorganizations.  Investors and security holders of the funds are urged to read the Joint Proxy Statement/Prospectus and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) carefully in its entirety because it contains important information about the proposed reorganizations.  Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully and consider in its entirety the Joint Proxy Statement/Prospectus that contains important information regarding the investment objectives, risks, charges, expenses and other important information about RIF.

Investors may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Joint Proxy

Statement/Prospectus and other documents filed with the SEC may also be obtained by directing a request to: RMR Advisors, Inc., 400 Centre Street, Newton, MA, 02458 or by calling: (617) 796-8253.

WARNING REGARDING FORWARD LOOKING STATEMENTS

THIS PRESS RELEASE CONTAINS FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER FEDERAL SECURITIES LAWS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE PRESENT BELIEFS AND EXPECTATIONS OF THE FUNDS IDENTIFIED IN THIS PRESS RELEASE.  HOWEVER, THESE FORWARD LOOKING STATEMENTS AND THEIR IMPLICATIONS ARE NOT GUARANTEED TO OCCUR AND THEY MAY NOT OCCUR FOR VARIOUS REASONS.  FOR EXAMPLE:

•                  THIS PRESS RELEASE STATES THAT RDR MAY BE REORGANIZED WITH RIF.  IN FACT, THIS REORGANIZATION MAY NOT OCCUR FOR VARIOUS REASONS INCLUDING: (I) BECAUSE OF CHANGED CIRCUMSTANCES, THE FUNDS’ BOARDS, OR CERTAIN OF THEM, MAY DECIDE NOT TO PROCEED WITH THIS REORGANIZATION; OR (II) THE CONDITIONS SET FORTH IN THE AGREEMENT AND PLAN OF REORGANIZATION AS DESCRIBED IN THE JOINT PROXY STATEMENT/PROSPECTUS MAY NOT BE MET.

FOR THESE AND OTHER REASONS INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS IN THIS PRESS RELEASE.

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